

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 9, 2012

<u>Via Facsimile</u>
Mr. Ronald Kopman
President, Chief Financial Officer, and Director
Sandalwood Ventures Ltd.
15-65 Woodstream Boulevard
Woodbridge, Ontario, Canada
L4L 7X6

> **Re: Sandalwood Ventures Ltd.**
> **Current Report on Form 8-K**
> **Filed July 6, 2012**
> **File No. 0-54507**

Dear Mr. Kopman:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Associate Director

cc: <u>Via Facsimile</u>
John S. Gillies
The Love Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, TX 77401